                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)*
                   Under the Securities Exchange Act of 1934
                                       of
                    William B. Turner (joined by his spouse)


                            Synovus Financial Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 per value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                           Common Stock: 87161C 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Garilou Page, Esq.
                            Synovus Financial Corp.
                          901 Front Avenue, Suite 202
                            Columbus, Georgia 31901
                                 (706) 649-4793
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                     to Receive Notices and Communications)

                                January 22, 2001
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        The exhibit index is located on page 13 of this filing.

                                  SCHEDULE 13D

CUSIP NO.  87161C 10 5                          PAGE    2     OF    15   PAGES
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William B. Turner
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                         73,335.6644
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     16,897,204
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                        73,335.6644
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               16,897,204
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          16,970,539.6644
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          IN
          ---------------------------------------------------------------------

CUSIP NO.  87161 C 10 5                13D      PAGE    3     OF    15   PAGES
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sue Marie T. Turner
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                         0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,588,022
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                        0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               16,897,204
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          16,897,204
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          IN
          ---------------------------------------------------------------------

                                EXPLANATORY NOTE

         This Amendment No. 3 ("Amendment No. 3") is being made to the Schedule 13D as amended and restated by Amendment No. 2 filed on December 21, 2000 (the "Schedule 13D") jointly filed by William B. Turner and Sue Marie T. Turner, both in their individual capacities and as trustees of their respective grantor retained annuity trusts ("GRATs"). This Amendment No. 3 is being filed pursuant to Rules 13d-1(k)(1) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report: (1) the termination of a voting lease that reduced by 13,311,843 shares the common stock, $1.00 par value (the "Common Stock"), of Synovus Financial Corp., a Georgia corporation ("Synovus") deemed to be beneficially owned indirectly by Mr. Turner and (2) certain proposals with respect to Synovus Common Stock. Other minor updating changes also are reflected in the items that are being amended.

ITEM 1.  SECURITY AND ISSUER.

         The information set forth in Item 1 of the Schedule 13D has not changed as of the date of this Amendment No. 3.

ITEM 2.  IDENTITY AND BACKGROUND.

         The information set forth in Item 2 of the Schedule 13D has not changed as of the date of this Amendment No. 3.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to report a recent transaction involving TB&C Bancshares, Inc. ("TB&C"), through which Mr. Turner and Mrs. Turner may be deemed to beneficially own certain shares of Synovus Common Stock. The transaction reduced the number of shares of Synovus Common Stock deemed to be beneficially owned indirectly through TB&C by Mr. Turner in his role as a director of TB&C. This reduction resulted from the termination of an agreement (the "Voting Lease") pursuant to which TB&C had leased certain rights in all shares of Synovus Common Stock held in trust by Synovus Trust Company ("STC"), a wholly owned subsidiary of Synovus, under each of the following trusts (collectively, the "Series 600 Trusts"): (a) STC as Trustee u/w/o W.C. Bradley 6/22/45 for Sarah T. Butler; (b) STC as Trustee u/w/o W.C. Bradley 6/22/45 for Elizabeth T. Corn; and (c) STC as Trustee u/w/o W.C. Bradley 6/22/45 for William B. Turner.

         As previously reported in Amendment No. 2, other recent transactions in the stock of TB&C also affected Mr. and Mrs. Turner's beneficial ownership of shares of Synovus Common Stock. Those previously reported transactions consisted of:

         - A gift on December 6, 2000, of 2,106,814 shares of common stock (14.4% of the outstanding voting stock) of TB&C from Mr. Turner to Mrs. Turner;

         - A transfer on December 14, 2000, by Mr. Turner of 2,106,815 shares of common stock (14.4% of the outstanding voting stock) of TB&C to the 2000 William B. Turner Trust, a grantor retained annuity trust of which Mr. Turner is the sole trustee ("Mr. Turner's GRAT"); and

         - A transfer on December 14, 2000, by Mrs. Turner of 2,106,814 shares of common stock (14.4% of the outstanding voting stock) of TB&C to the 2000 Sue Marie T. Turner Trust, a grantor retained annuity trust of which Mrs. Turner is the sole trustee ("Mrs. Turner's GRAT").

         The only funds or other consideration that has been or will be given in connection with the termination of the Voting Lease described above was a refund by each of the 600 Series Trusts of a pro rata portion ($51,074.95 by each of the three trusts or $153,224.85 in the aggregate) of the quarterly lease payments that had been paid by TB&C, in advance as required under the Voting Lease, for the three-month period ending March 1, 2001. The Series 600 Trusts funded these payments with cash on hand.

         TB&C was formed in 1986 by Mr. Turner and his sisters, Elizabeth T. Corn and Sarah T. Butler, to effect various family, financial and estate planning goals. In 1986, Mr. Turner and his sisters contributed to TB&C a total of 1,766,637 shares (9.5% of the then outstanding shares) of Common Stock of Synovus that they and their ancestors had owned for many years. Since 1986, there have been six three-for-two splits of Synovus Common Stock, as a result of which each share of Synovus Common Stock outstanding in 1986 now represents approximately 11 shares of Synovus Common Stock (disregarding any cash settlements of fractional shares). There were two additional splits (one two-for-one split and one three-for-two split) between the time Mr. Turner filed his initial Schedule 13D in October 1980 and the formation of TB&C in 1986. As a result, each share of Synovus Common Stock outstanding in October 1980 now represents 34 shares of Synovus Common Stock. These stock splits, together with the sharing of voting and investment power over the shares his sisters contributed to TB&C, have accounted for the vast majority of increases since 1980 in the number of shares shown as beneficially owned by Mr. Turner.

         As of the date of this report, the voting stock of TB&C is beneficially owned primarily by: (1) Mr. and Mrs. Turner, who together own 28.9% through the GRATs that they established, (2) Mrs. Corn and her husband, who together own 29.4% through similar GRATs that they established and (3) Mrs. Butler and her husband, who together own 30.8% through similar GRATs that they established. Mr. Turner is one of six directors of TB&C. Mrs. Turner is not a director of TB&C.

         As of the date of this report, TB&C beneficially owns 14,309,182 shares of Synovus Common Stock directly. Prior to January 22, 2001, TB&C may also have been deemed to be the beneficial owner of 13,311,843 shares of Synovus Common Stock under the Voting Lease, pursuant to which TB&C had leased from STC the right to vote and the right to tender all, but not less than all, of the Common Stock of Synovus held by the Series 600 Trusts. The TB&C

Board of Directors (which includes Mr. Turner) made all decisions as to voting these shares under the Voting Lease and, if it had become relevant, would have made any decision as to any tender offer.

         The Voting Lease had an initial five-year term and was renewed on February 29, 2000 for another five years. In exchange for the lease of such rights, TB&C was required to make quarterly payments to STC for the initial lease term of five years, equal to $.03 per share of Synovus Common Stock, which was .17% of $19.50, the closing price of a share of Synovus Common Stock on the New York Stock Exchange on March 2, 1995. The quarterly lease payments during the renewal term of the Voting Lease were equal to $.0265625 per share of Synovus Common Stock, which was .17% of $15.625, the closing price of a share of Synovus Common Stock on the New York Stock Exchange on March 2, 2000. TB&C used the quarterly cash dividends that it received with respect to the shares of Synovus Common Stock it owned directly as the source of funds to pay these lease payments. On January 22, 2001, TB&C terminated the Voting Lease for the reasons described in Item 4. As a result, no person, other than STC as trustee of each of the Series 600 Trusts, continues to have any beneficial ownership as a result of sharing voting or investment power as to the Synovus shares held on behalf of the Series 600 Trusts.

ITEM 4.  PURPOSE OF TRANSACTION.

         As indicated under Item 3, TB&C was formed to allow Mr. Turner and his sisters to effect various family, financial and estate planning goals for themselves and their lineal descendants. The gifts and transfers of TB&C stock described under Item 3 were effected in furtherance of these goals. In addition, Mr. Turner and the other family members who are directors of TB&C concluded, based on their continuing evaluation of the families' circumstances and on the advice of their professional advisors, that achievement of these goals would be advanced by the termination of the Voting Lease and the reorganization of TB&C described below. Accordingly, the Voting Lease was terminated on January 22, 2001.

         In addition, on January 17, 2001, the Board of Directors of Synovus approved a plan of reorganization involving TB&C and Synovus pursuant to which TB&C would transfer all of its assets, consisting primarily of 14,309,182 shares of Synovus Common Stock, to Synovus in exchange for 14,309,182 shares of Synovus Common Stock. Following the transfer, TB&C would liquidate and distribute all of its assets to its shareholders. This transaction is intended to qualify as a tax-free reorganization pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986. The completion of the transaction is subject to numerous conditions precedent, including execution of a definitive agreement, approval of TB&C's shareholders and various regulatory approvals.

         Except for the proposed reorganization and related liquidation of TB&C described above, neither Mr. Turner nor Mrs. Turner currently has any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of Synovus or disposing of securities of Synovus, other than through Mr. Turner's participation in Synovus' Director Stock Purchase

Plan or Synovus' Dividend Reinvestment and Direct Stock Purchase Plan; (b) an extraordinary corporate transaction involving Synovus; (c) a sale or transfer of a material amount of the assets of Synovus or any of its subsidiaries; (d) any change in the present board of directors or management of Synovus; (e) any material change in the present capitalization or dividend policy of Synovus; (f) any other material change in Synovus' business or corporate structure; (g) any changes in Synovus' charter or bylaws or other actions that might impede the acquisition of control of Synovus; (h) the delisting of Synovus Common Stock from the New York Stock Exchange; (i) the eligibility of Synovus Common Stock for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in items (a) through (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The percentages set forth below and on pages 2-3 hereof are based on 285,584,009 shares of Synovus Common Stock outstanding on January 30, 2001 as provided by Synovus.

         Mr. Turner. Mr. Turner could be construed to be the beneficial owner of 16,970,539.6644 shares (5.9%) of Synovus Common Stock. Certain of these shares have been beneficially owned by Mr. Turner for a number of years, with such beneficial ownership often pre-dating the organization of Synovus and extending to comparable beneficial ownership of the securities of Columbus Bank and Trust Company, the lead bank subsidiary for which Synovus was initially organized to acquire in 1972.

         Mr. Turner has sole voting and investment power as to 73,335.6644 shares of Synovus Common Stock, all of which he owns directly. Mr. Turner has shared voting and investment power as to 16,897,204 shares of Synovus Common Stock. These 16,897,204 shares consist of: (a) 19,817 shares owned directly by his wife, as to which voting power and investment power are shared with his wife; (b) 2,568,205 shares owned by the Bradley-Turner Foundation (the "B-T Foundation"), a charitable foundation of which both Mr. and Mrs. Turner are trustees and as to which voting power and investment power are shared with the other trustees of such foundation; and (c) 14,309,182 shares owned directly by TB&C, as to which voting power and investment power are shared by Mr. Turner (as a TB&C director) with the other directors of TB&C and as to which certain investment power (involving major transactions requiring approval by TB&C's shareholders) may be deemed to be shared by Mr. Turner (as sole trustee of Mr. Turner's GRAT) with the other five principal shareholders of TB&C. The Bylaws of TB&C provide that voting power over all of the shares owned or otherwise voted by TB&C shall be shared by the directors of TB&C.

         Mrs. Turner. Mrs. Turner could be construed to be the beneficial owner of 16,897,204 shares (5.9%) of Synovus Common Stock. Mrs. Turner has shared voting and investment power as to 2,588,022 of these shares, as follows: (a) 19,817 shares owned directly by Mrs. Turner, as to which voting power and investment power are shared with Mr. Turner; and (b) 2,568,205 shares owned by the B-T Foundation, as to which voting power and investment power are shared with the other trustees of the B-T Foundation. As a principal shareholder of TB&C, Mrs. Turner (as sole trustee of Mrs. Turner's GRAT) may be deemed to share certain investment power (involving major transactions requiring approval by TB&C's shareholders) with the directors and other principal shareholders of TB&C as to the 14,309,182 shares of Synovus Common Stock owned directly by TB&C. Based on the active and long-standing relationship of Mr. Turner and his ancestors with Synovus and its predecessor and on other considerations, Mr. and Mrs. Turner do not believe that Mrs. Turner shares any voting or investment power over the 73,335.6644 shares of Synovus Common Stock owned directly by Mr. Turner. Accordingly, such shares have been excluded from the total shares shown as beneficially owned by Mrs. Turner and she disclaims beneficial ownership of such shares.

         Additional information regarding the persons with whom Mr. and Mrs. Turner share voting power and/or investment power is included on the next page.

                            INFORMATION REGARDING THE
               DIRECTORS AND CONTROLLING SHAREHOLDERS OF TB&C, AND
                       THE TRUSTEES OF THE B-T FOUNDATION

                                     Capacity in Which Such Person Shares        Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power                  Employment
---------------------------          ------------------------------------        -------------------------------------------
William B. Turner                    Director and Controlling Shareholder        Advisory Director of
                                     of TB&C and Trustee of                      W. C. Bradley Co. (1017 Front Avenue,
                                     B-T Foundation                              Columbus, GA 31901)

                                                                                 Chairman of the Executive Committee of
                                                                                 Synovus Financial Corp. (901 Front Ave., Suite 301
                                                                                 Columbus, GA 31901)

Sue Marie T. Turner                  Controlling Shareholder of TB&C             Homemaker
(wife of William B. Turner)          and Trustee of B-T Foundation

Sarah T. Butler                      Director and Controlling Shareholder        Homemaker
                                     of TB&C and Trustee of B-T
                                     Foundation

Clarence C. Butler                   Controlling Shareholder of TB&C             Retired Physician
(husband of Sarah T. Butler)         and Trustee of B-T Foundation               St. Francis Hospital
                                                                                 P.O. Box 7000, Columbus, GA 31908

Elizabeth T. Corn                    Director and Controlling Shareholder        Homemaker
                                     of TB&C and Trustee of B-T
                                     Foundation

Lovick P. Corn                       Controlling Shareholder of TB&C             Advisory Director
(husband of Elizabeth T. Corn)       and Trustee of B-T Foundation               W.C. Bradley Co.
                                                                                 1017 Front Avenue, Columbus, GA 31901

William B. Turner, Jr.               Director of TB&C                            President
(adult son of William B. Turner)     and Trustee of B-T Foundation               W. C. Bradley Co.
                                                                                 1017 Front Avenue, Columbus, GA 31901

Stephen T. Butler                    Director of TB&C and                        Chairman of the Board
(adult son of Sarah T. Butler)       Trustee of B-T Foundation                   W. C. Bradley Co.
                                                                                 1017 Front Avenue, Columbus, GA 31901

Elizabeth C. Ogie                    Director of TB&C and Trustee of             Director
(adult daughter of Elizabeth T.      of B-T Foundation                           W. C. Bradley Co.
 Corn)                                                                           1017 Front Avenue, Columbus, GA 31901

                                                                                 Director
                                                                                 Synovus Financial Corp., Suite 301
                                                                                 901 Front Avenue, Columbus, GA 31901

Sarah T. Martin                      Trustee of B-T Foundation                   Employee
(adult daughter of William B.                                                    Columbus Travel
Turner)                                                                          123 12th Street, Columbus, GA 31901

Polly C. Miller                      Trustee of B-T Foundation                   Homemaker
(adult daughter of Elizabeth T.
Corn)

                                     Capacity in Which Such Person Shares        Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power                  Employment
---------------------------          ------------------------------------        -------------------------------------------
Sam Wellborn                         Trustee of B-T Foundation                   Chairman of Synovus Foundation
                                                                                 P.O. Box 120
                                                                                 Columbus, GA 31902

---------------

(1) Each individual named above is a citizen of the United States of America. None of the above individuals has, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The address of each individual named above is c/o Synovus Trust Company, P.O. Box 120, Columbus, GA 31902.

---------------

         (c) There have not been any transactions within the last 60 days by Mr. or Mrs. Turner in shares of Synovus Common Stock, except for Mr. Turner's purchase of 89.46 shares of Synovus Common Stock at $26.29 per share on January 2, 2001 through the automatic reinvestment of cash dividends with respect to shares of Synovus Common Stock he owns through the Synovus Director Stock Purchase Plan and the Synovus Dividend Reinvestment and Direct Stock Purchase Plan.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the proposed reorganization and related liquidation of TB&C described in Item 4, there are no longer in effect any contracts, arrangements, understandings or relationships with respect to Synovus Common Stock that are required to be disclosed under this item.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A         Lease of Rights between TB&C as Lessee and STC, as Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as EXHIBIT A to Amendment No. 1 to the Schedule 13D of
                  William B. Turner and omitted pursuant to Rule 13d-2(e).)

EXHIBIT B         Letter dated February 29, 2000, renewing the Lease of Rights described under EXHIBIT A. (1)

EXHIBIT C         Agreement to Terminate Lease of Rights, dated January 22,
                  2001, between STC and TB&C.

EXHIBIT D         Power of Attorney from William B. Turner, individually and as trustee. (1)

EXHIBIT E         Power of Attorney from Sue Marie T. Turner, individually and as trustee. (1)

EXHIBIT F         Agreement with respect to joint filing of Amendment No. 3 to
                  Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated December
                  15, 2000, between William B. Turner and Sue Marie T. Turner.
                  (1)

---------------

(1) Incorporated by reference from exhibits to Amendment No. 2 to Schedule 13D, dated as of December 6, 2000, as filed on behalf of William B. Turner and Sue Marie T. Turner with the Securities and Exchange Commission on December 21, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 8, 2001                William B. Turner, individually and as trustee


                                By: /s/ Garilou Page
                                   --------------------------------------------
                                   Garilou Page, as Attorney in Fact


February 8, 2001                Sue Marie T. Turner, individually and as trustee


                                By: /s/ Garilou Page
                                   --------------------------------------------
                                   Garilou Page, as Attorney in Fact

                                INDEX TO EXHIBITS

Exhibit                             Description of Exhibit
---------         -------------------------------------------------------------
EXHIBIT A         Lease of Rights between TB&C as Lessee and STC, as Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as EXHIBIT A to Amendment No. 1 to the Schedule 13D of
                  William B. Turner and omitted pursuant to Rule 13d-2(e).)

EXHIBIT B         Letter dated February 29, 2000, renewing the Lease of Rights described under EXHIBIT A. (1)

EXHIBIT C         Agreement To Terminate Lease of Rights, dated January 22, 2001 between STC and TB&C.

EXHIBIT D         Power of Attorney from William B. Turner, individually and as trustee.(1)

EXHIBIT E         Power of Attorney from Sue Marie T. Turner, individually and as trustee.(1)

EXHIBIT F         Agreement with respect to joint filing of Amendment No. 3 to
                  Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated December
                  15, 2000, between William B. Turner and Sue Marie T. Turner.
                  (1)

---------------

(1) Incorporated by reference from exhibits to Amendment No. 2 to Schedule 13D, dated as of December 6, 2000, as filed on behalf of William B. Turner and Sue Marie T. Turner with the Securities and Exchange Commission on December 21, 2000.